Exhibit 99.1

VIA optronics Announces Acquisition of Germaneers

Nuremberg, Germany: May 21, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions today announced the closing of a definitive agreement under which VIA will acquire Germaneers GmbH (“Germaneers), a high-tech engineering company focusing on automotive system integration and user interfaces. Germaneers has provided solutions for a range of well-known high-end original equipment manufacturers (OEMs).

“We are pleased to announce our first acquisition as a public company, following our strategy of acquiring smaller high-tech firms with specific know how and expertise that complement our own capabilities and support the expansion of our R&D organization”, said Jürgen Eichner, CEO & Founder of VIA.  “With Germaneers, we are not only gaining additional visibility and recognition among the German OEM base, but we are expanding our engagement well into the early concept phase of a car. Together with Germaneers we can deliver technologically advanced cockpit integrations with sophisticated user interfaces, camera integration for surround view or mirror replacement and touch features. Germaneers and VIA optronics have worked together successfully for more than two years providing innovative cockpit solutions. We are very pleased to welcome the entire Germaneers team to the VIA family.”

Germaneers was founded in 2009 by Sebastian Schnabel and Andreas Dornhof and is known for creating innovative and state-of-the-art digital car interiors to achieve the next level of customer experience through human machine interfaces (HMI), sensor and camera solutions. “With the acquisition of Germaneers we are able to engage much earlier in the auto product lifecycle and provide fully integrated solutions in very early lifecycle phases,” said Daniel Jürgens, CFO of VIA.  “With this transaction, we are clearly increasing our addressable market within, but not limited to, the automotive end-market.”

Auto OEMs utilize Germaneers’ services from the earliest phase of car development for design, system development and prototyping. Germaneers’ innovative technologies enable new use cases, which can be found in interior control panels of German and European premium brands in the automotive sector.

“We have comprehensive skills and know-how in the automotive market and provide outstanding solutions, but to date have had a limited customer base,” said Sebastian Schnabel, co-founder and Managing Director of Germaneers.  “With VIA we now gain global scale and, what is most valuable, a great and reliable partner sharing the same quality mindset and vision.  We look forward to developing great solutions and delivering outstanding growth together.”

Mr. Schnabel and Mr. Dornhof will take on key roles within VIA’s research and development organization with a focus on electronic and mechanical design.

About VIA:

VIA is a leading provider of interactive display systems and solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

About Germaneers:

Germaneers GmbH is a high-tech engineering provider within the automotive industry. The company provides components, subsystems and complete electronic, software and hardware systems. The company provides services from the initial idea to the conception, design, construction, model making, prototyping, testing, electronics development, software development, preproduction, and integration in vehicle systems. Germaneers offers customers short development times, flexibility, and a high standard of quality. Domestic and international vehicle and electronic manufacturers appreciate the expertise, technical implementation, and the appealing and high-quality appearance of Germaneers products.

Investor Relations:

The Blueshirt Group

Monica Gould

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Lindsay Savarese

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Media Contact:

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-0